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Milan

Ms. Alyssa Wall

Mr. Nicholas Lamparski

Ms. Jennifer López

Ms. Keira Nakada

Mr. Doug Jones

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GigaCloud Technology Inc

Registration Statement on Form F-1

CIK No. 0001857816

Dear Ms. Wall, Mr. Lamparski, Ms. López, Ms. Nakada and Mr. Jones:

On behalf of our client, GigaCloud Technology Inc (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 23, 2022 on the Company’s seventh revised draft registration statement on Form F-1 confidentially submitted on June 10, 2022 (the “Seventh Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing a registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission.

Upon your request to facilitate the Staff’s review, we can separately deliver to the Staff courtesy copies of the Registration Statement, marked to show changes to the Seventh Revised Draft Registration Statement, or circulate to the Staff via email.

Resident Partners: Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Benjamin B. R. Carale Derek S. H. Chua	Simon J. Cooke Kieran G.C. Donovan Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Catherine M. McBride	Dominik Sklenar Qiuning Sun Terris C. C. Tang Allen C. Wang Richard Watkins Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York)	Benjamin P. Su (New York) Daying Zhang (New York)

July 8, 2022

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff. The Company plans to file an amendment to the Registration Statement containing a preliminary prospectus with the estimated price range and offering size, and to launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Amendment No. 7 to Draft Registration Statement on Form F-1 Submitted June 10, 2022

Cover Page

1.

We note your amended disclosure in response to comment 2. Please include similar disclosure relating to potential limitations on the ability to transfer or distribute cash within the organization and to fund outside operations in your summary risk factors, and provide a cross-reference here to your discussion in your summary risk factors section.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Registration Statement.

Risk Factors

Risks Related to Our Business and Industry

Our failure or the failure of third-party service providers to protect our marketplace, networks and systems against security breaches . . ., page 40

2.

We note your amended disclosure in response to comment 8. Please expand the discussion of the measures you have taken to mitigate cybersecurity risks to include measures you have taken to mitigate cybersecurity risks in your supply chain based on third-party products, software, services, and business. To the extent you have not taken any measures to mitigate such risks, please revise to state as much.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Registration Statement.

July 8, 2022

General

3.

We note your revised disclosure in response to comment 7. Where you provide disclosure in response to our comments, please revise your reference to “mainland China” as it suggests the exclusion of other regions, such as Macau and Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Registration Statement.

*    *    *

July 8, 2022

If you have any questions regarding the Registration Statement, please contact me at benjamin.su@lw.com, +852 2912-2728 (work) or +852 9881-9371 (cell). Questions pertaining to auditing matters may be directed to Ciro Wang, Partner at KPMG Huazhen LLP, at ciro.wang@kpmg.com or +86 (21) 2212-2478 (work) or +86 136-3633-6757 (cell). KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ Benjamin Su
Benjamin Su

Enclosures

c.c.	Larry Lei Wu, Chief Executive Officer, GigaCloud Technology Inc

Ciro Wang, Partner, KPMG Huazhen LLP

Anthony W. Basch, Partner, Kaufman & Canoles